                                                         Exhibit 99.1

                                          For Further Information Contact
                                          Robert E. Phaneuf
For Immediate Release                     Vice President - Corporate Development
Wednesday, August 8, 2001                 (918) 592-0101



             VINTAGE PETROLEUM, INC. REPORTS RECORD SECOND QUARTER PRODUCTION, CONTRIBUTES TO STRONG SECOND QUARTER RESULTS

     Tulsa, Oklahoma - Vintage Petroleum, Inc. announced today substantially improved second quarter 2001 income of $52.2 million, or $0.81 per share, a 20 percent increase over second quarter 2000 income of $43.4 million, or $0.67 per share, before the effect of a non-recurring charge. Second quarter 2000 income inclusive of the non-recurring after-tax charge related to an administrative dispute over the appropriate royalty rate on a portion of the company's Argentina production was $27.1 million, or $0.42 a share. The financial and operating results for the second quarter and year-to-date 2001 reflect higher oil and gas production and higher natural gas prices.

     Oil and gas production for the quarter, inclusive of the contribution made by the acquisition of Genesis Exploration Ltd. for two months, rose 24 percent to a record 8.5 million equivalent barrels (BOE) from 6.9 million BOE in last year's period. Oil production during the second quarter of 2001 grew 15 percent over the same quarter last year to 5.4 million barrels and natural gas posted a 44 percent increase to 19.0 Bcf. Most of the increase in total production is attributable to acquisitions made in Canada and Argentina subsequent to the second quarter 2000, development drilling in Argentina and increased market takes in Bolivia.



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

Realized prices for oil and natural gas were $23.67 per barrel (including a $0.50 per barrel increase due to hedging activities) and $4.30 per Mcf, respectively.

     A 50 percent increase in the price for gas and a 24 percent increase in oil and gas production translated into a 38 percent increase in oil and gas revenues to $208.5 million in this year's second quarter over the year-ago quarter revenues of $151.3 million.

     Driven by increased severance taxes due to a higher average price of gas, higher costs for oilfield services, increased lease power and fuel costs, as well as certain repair costs, primarily in the U.S., lease operating costs (LOE) per BOE rose somewhat quarter over quarter. Second quarter LOE averaged $6.21 per BOE up 8 percent compared to last year's second quarter but showed an improvement of 5 percent from the first quarter of 2001. General and administrative expense was $1.42 per BOE compared to $1.49 per BOE in the prior year's quarter. Exploration expense of $3.5 million rose above last year's $1.1 million due primarily to an increase in seismic surveys in the U.S. Oil and gas depreciation, depletion and amortization expense on a per BOE basis increased to $4.56 compared to $3.34 in last year's quarter primarily as a result of the acquisition of Genesis Exploration in May 2001. Interest expense increased to $15.9 million from $11.9 million due to increased borrowings required to fund the Genesis acquisition.

     Cash flow before all exploration expenses and working capital changes for the second quarter increased by 38 percent to $102.9 million compared to $74.4 million reported in the year-ago quarter before the effect of the non-recurring after-tax charge. The cash flow increase for the second quarter 2001 over the same quarter last year was 77 percent inclusive of the effect of the $16.3 million non-recurring after-tax charge during the prior year quarter.


                                    -More-

Six Month Results

     Oil and gas sales for the first half rose 43 percent to $415.4 million, primarily as a result of a 20 percent increase in total BOE of production combined with a 93 percent increase in the average price of natural gas during the period. Driven by higher sales, net income for the six months rose to $122.9 million, or $1.92 a share. First half 2000 income was $81.6 million, or $1.28 per share, before the impact of the non-recurring after-tax charge, and $65.3 million, or $1.03 per share, inclusive of the aforementioned non-recurring charge.

Second Quarter Activity and Outlook

United States

     During the second quarter, drilling, completion and testing operations continued in both the Mid-Continent and Gulf Coast areas. In Galveston Bay, the company's success continued with the successful completion of the State Tract 77-2 which tested at gross daily rates of 20 barrels and 4.9 MMcf (8 barrels and 1.9 MMcf net). The State Tract 224-1, a 13,000 foot Text II exploratory test, is currently drilling below 12,000 feet. If successful, the 224-1 location could provide offset locations. Vintage operates the State Tract 224-1 with a 50 percent working interest.

     In addition to the traditional "in, around and under" exploration projects, the company's expanded exploration effort, looking for high impact plays in North American basins outside of those in which Vintage currently operates, is growing. The new office in Midland is preparing to initiate a lower-risk, horizontal gas play in the Delaware basin. The Tiger Bayou play in southern Louisiana is a potentially significant lower-Miocene deep gas play and could spud as early as the fourth quarter of 2001. Another deep gas prospect, Little Temple, is scheduled for late 2001 or early 2002. Efforts are under way to build a Gulf Coast exploration team to generate prospects.



                                    -More-

Canada

     During the second quarter, the Genesis Exploration Ltd. and Vintage Energy (Canada) Ltd. (formerly Cometra Energy (Canada) Ltd.) organizations were consolidated under the new operating entity Vintage Petroleum Canada, Inc. With this combination, the strengths and expertise of both operating and technical staffs can effectively be allocated across Vintage's Canadian asset base.

     For the quarter, 43 gross (30.1 net) wells were drilled with a 95 percent success rate. For the second half of 2001, 41 gross (36.6 net) exploitation and extensional locations have been high-graded and confirmed for drilling with a greater emphasis on deeper wells with higher impact production capacity. Strategic land and seismic acquisitions are planned for the second half to position the company for growth in 2002.

     Drilling activity was focused in two operational areas: Sturgeon Lake and West Central, both located in central Alberta. Wells in Sturgeon Lake target shallow, by-passed gas pays in the Cretaceous section and attic oil accumulations in Devonian reef structures identified and exploited by the application of 3-D seismic and horizontal drilling. Five successful vertical Cretaceous gas wells and two horizontal Devonian oil wells were drilled during the quarter. Eight additional Cretaceous gas wells and two additional horizontal Devonian oil wells are planned for the second half of 2001.

     Activity in the West Central operational area focused on gas opportunities targeting the Devonian, Mississippian and Triassic pay sections. Eleven successful wells, including two horizontals seeking attic Devonian reef gas accumulations, were drilled. The Groat 14-30, a horizontal Devonian reef well, is currently producing at net daily rates of 2.0 MMcf and 192



                                    -More-
barrels of condensate. Offsets to this well are currently being evaluated. Eight additional wells are planned in West Central during the second half of 2001.

South America

     Drilling activity in the second quarter was concentrated in Argentina where a third rig was added to the drilling program in the San Jorge basin in April, as scheduled, in an effort to support additional production growth. Also in the San Jorge basin, during the quarter, the company constructed a 20 mile (32 kilometer) 10-inch diameter gas pipeline connecting the Canadon Seco field to the El Cordon field gaining access to the San Martin gas pipeline system. The new pipeline offers the company more operational flexibility in the handling and marketing of natural gas from the basin and is part of a continuing effort to connect to markets the increasing amounts of natural gas associated with the growing oil volumes. Gas sales first commenced from the company's San Jorge basin properties in March 1999 and have steadily increased with average net sales of 32.6 MMcf per day in the second quarter.

     In Bolivia, the focus continues to be the monetization of existing reserves through continued development of new gas markets. In addition to its sales into the Bolivia-to-Brazil pipeline, the company has finalized a six month gas supply agreement to deliver approximately 7.2 MMcf per day to a power plant in Brazil near the city of Cuiaba with first sales scheduled to start late in the third quarter.

     In Ecuador, the company has recorded approximately 30 percent of a 3-D seismic program covering 120 square miles (300 square kilometers) on portions of the Shiripuno Block as well as Blocks 14 and 17. Vintage anticipates completion of the shoot in late October. The seismic shoot will refine prospects for the 2002 drilling program designed to build deliverability in anticipation of the completion of the OCP pipeline expected in 2003.


                                    -More-

Frontier Exploration - Building an Inventory of High Impact Prospects

Trinidad

     Vintage has drilled and set casing on its first two exploration wells in the Central Block of the Southern Onshore basin in Trinidad. The Carapal Ridge No. 1 is currently testing the targeted prolific Miocene-aged Herrera turbidite sandstone formation. Testing is expected to take several weeks. The completion rig will then move to the second well, the Corosan No. 1, to commence completion and testing operations. The Corosan No. 1 will test a separate structural closure in the Herrera formation. Testing results will be utilized to plan the next phase of operations. The structural play was developed from analysis of a complex fold and thrust fault system using new 3-D seismic information.

Yemen

     An 85 square mile (225 square kilometer) 3-D seismic survey on Block S-1 is underway on trend with the adjacent Al Nasr and Dhahab fields and is approximately 25 percent complete. The seismic acquisition phase is expected to be completed during the third quarter of this year with data interpretation and analysis anticipated to occur during the fourth quarter. In addition, post-drilling evaluation on the wells drilled in 2000 is continuing. Exploration projects for the year 2002 will be selected and prioritized based upon information from the post-drilling evaluation and the interpretation of the seismic program underway.

Northwest Territories

     A geochemical survey has been initiated across a portion of Vintage's 50 percent owned, 880,000 acre lease block to aid in the continuing evaluation of the exploration prospects. In addition, activity is planned in the fourth quarter to prepare winter access to the license area to enable testing of the three wells drilled during the previous winter.



                                    -More-

Vintage to Webcast Conference Call

     The company's second-quarter 2001 conference call to review financial and operational results will be broadcast, on a listen-only basis, on the internet on Thursday, August 9 at 3 p.m. Central time.

     Interested parties may access the live webcast by visiting the Vintage Petroleum, Inc. website at www.vintagepetroleum.com, or at www.streetevents.com
                           ------------------------        --------------------
and selecting "Individual Investors". A replay of the call will be available for 7 days at www.vintagepetroleum.com and at www.streetevents.com following the
              ------------------------        --------------------
completion of the call.  A telephone replay will be available until August 16 at
(402) 530-9026.

     To listen to the internet broadcast, participants will need a multimedia computer with speakers and the RealPlayer plug-in installed. RealPlayer can be accessed at www.real.com. For best results, download and test the software
            ------------
prior to the call. Vintage Petroleum is unable to provide technical support for downloading the software.

Forward Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address estimates of proved oil and gas reserves, future production and costs, exploration drilling, including targeted reserve sizes, exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such











                                    -More-
forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.









                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                                           Three Months Ended       Six Months Ended
                                                                                June 30,                June 30,
                                                                        -----------------------   ---------------------
                                                                          2001          2000        2001        2000
                                                                        ---------   -----------   ---------  ----------
REVENUES:
     Oil and gas sales                                                  $ 208,504   $   151,264   $ 415,383  $  290,788
     Gas marketing                                                         35,491        25,418      94,814      43,880
     Oil and gas gathering and processing                                   6,197         4,276      14,306       7,694
     Gain (loss) on disposition of assets                                      (2)         (289)         24        (383)
     Other income (expense)                                                 1,724       (24,403)      2,877     (23,322)
                                                                        ---------   -----------   ---------  ----------
                                                                          251,914       156,266     527,404     318,657
                                                                        ---------   -----------   ---------  ----------

COSTS AND EXPENSES:
     Lease operating, including production taxes                           52,893        39,299     100,749      74,874
     Exploration costs                                                      3,489         1,077       5,692       3,381
     Gas marketing                                                         34,297        24,400      91,623      41,927
     Oil and gas gathering and processing                                   6,122         3,650      14,477       6,318
     General and administrative                                            12,113        10,234      24,092      19,237
     Depreciation, depletion and amortization                              40,397        23,823      67,988      45,436
     Amortization of goodwill                                               2,774             -       2,774           -
     Interest                                                              15,874        11,924      26,791      25,339
                                                                        ---------   -----------   ---------  ----------
                                                                          167,959       114,407     334,186     216,512
                                                                        ---------   -----------   ---------  ----------
     Income before income taxes and cumulative effect
         of change in accounting principle                                 83,955        41,859     193,218     102,145

PROVISION FOR INCOME TAXES:
     Current                                                               27,957         8,948      50,195      23,176
     Deferred                                                               3,779         5,852      20,106      12,204
                                                                        ---------   -----------   ---------  ----------
                                                                           31,736        14,800      70,301      35,380
                                                                        ---------   -----------   ---------  ----------

     Income before cumulative effect of change in accounting principle     52,219        27,059     122,917      66,765

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
     PRINCIPLE, net of taxes of $644                                            -             -           -      (1,422)
                                                                        ---------   -----------   ---------  ----------
NET INCOME                                                              $  52,219   $    27,059   $ 122,917  $   65,343
                                                                        =========   ===========   =========  ==========

BASIC INCOME PER SHARE:
     Income before cumulative effect of change in accounting principle  $    0.83   $      0.43   $    1.95  $     1.07
     Cumulative effect of change in accounting principle                        -             -           -        (.02)
                                                                        ---------   -----------   ---------  ----------
     Net income                                                         $    0.83   $      0.43   $    1.95  $     1.05
                                                                        =========   ===========   =========  ==========

DILUTED INCOME PER SHARE:
     Income before cumulative effect of change in accounting principle  $    0.81   $      0.42   $    1.92  $     1.05
     Cumulative effect of change in accounting principle                        -             -           -        (.02)
                                                                        ---------   -----------   ---------  ----------
     Net income                                                         $    0.81   $      0.42   $    1.92  $     1.03
                                                                        =========   ===========   =========  ==========

Weighted average common shares outstanding:
     Basic                                                                 63,031        62,591      62,964      62,502
                                                                        =========   ===========   =========  ==========
     Diluted                                                               64,153        63,932      64,104      63,568
                                                                        =========   ===========   =========  ==========

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
              (In thousands, except shares and per share amounts)
                                  (Unaudited)

                                  A S S E T S

                                                                                             June 30,             December 31,
                                                                                               2001                   2000
                                                                                       ------------------     ------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                    $   36,150             $   19,506
  Accounts receivable                                                                             125,686                153,037
  Derivative financial instruments receivable                                                       5,766                      -
  Prepaids and other current assets                                                                27,863                 13,946
                                                                                       ------------------     ------------------

     Total current assets                                                                         195,465                186,489
                                                                                       ------------------     ------------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Oil and gas properties, successful efforts method                                             2,436,718              1,734,003
  Oil and gas gathering systems and plants                                                         28,854                 19,252
  Other                                                                                            22,965                 19,636
                                                                                       ------------------     ------------------
                                                                                                2,488,537              1,772,891

  Less:  Accumulated depreciation, depletion and amortization                                     736,478                667,837
                                                                                       ------------------     ------------------

                                                                                                1,752,059              1,105,054
                                                                                       ------------------     ------------------
GOODWILL, net of amortization                                                                     177,931                      -
                                                                                       ------------------     ------------------

OTHER ASSETS, net                                                                                  48,563                 46,854
                                                                                       ------------------     ------------------

                                                                                               $2,174,018             $1,338,397
                                                                                       ==================     ==================

      L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES:
  Revenue payable                                                                              $   56,076             $   60,519
  Accounts payable - trade                                                                         50,816                 43,225
  Current income taxes payable                                                                     20,621                 43,187
  Short-term revolving debt                                                                        10,539                  3,400
  Other payables and accrued liabilities                                                           80,676                 61,961
                                                                                       ------------------     ------------------
     Total current liabilities                                                                    218,728                212,292
                                                                                       ------------------     ------------------
LONG-TERM DEBT                                                                                    959,214                464,229
                                                                                       ------------------     ------------------
DEFERRED INCOME TAXES                                                                             236,342                 33,252
                                                                                       ------------------     ------------------
OTHER LONG-TERM LIABILITIES                                                                         3,733                  3,767
                                                                                       ------------------     ------------------

STOCKHOLDERS' EQUITY, per accompanying statement:
  Preferred stock, $.01 par, 5,000,000 shares authorized,
     zero shares issued and outstanding                                                                 -                      -
  Common stock, $.005 par, 160,000,000 shares authorized,
     63,080,322 and 62,801,416 shares issued and outstanding, respectively                            315                    314
  Capital in excess of par value                                                                  323,322                319,893
  Retained earnings                                                                               422,269                303,449
  Accumulated other comprehensive income                                                           12,225                  1,201
                                                                                       ------------------     ------------------
                                                                                                  758,131                624,857

  Less:  Unamortized cost of restricted stock awards                                                2,130                      -
                                                                                       ------------------     ------------------
                                                                                                  756,001                624,857
                                                                                       ------------------     ------------------
                                                                                               $2,174,018             $1,338,397
                                                                                       ==================     ==================

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                             SUMMARY OPERATING DATA
                             ----------------------
                                  (Unaudited)

                                                   Three Months Ended                               Six Months Ended
                                                        June 30,                                        June 30,
                                        --------------------------------------           -----------------------------------
                                              2001                   2000                     2001                 2000
                                        ---------------       ----------------           --------------       --------------
Production:
  Oil (MBbls) -
     U.S.                                         2,145                  2,249                    4,330                4,472
     Argentina                                    2,574  (a)             2,130  (b)               5,050  (a)           4,051  (b)
     Ecuador                                        245  (a)               255  (b)                 582  (a)             584  (b)
     Bolivia                                         25  (a)                25  (b)                  48  (a)              43  (b)
     Canada                                         376                      -                      435                    -
     Total                                        5,365  (a)             4,659  (b)              10,445  (a)           9,150  (b)

  Gas (MMcf) -
     U.S.                                         9,043                  9,502                   17,604               18,144
     Argentina                                    2,966                  2,205                    5,008                3,688
     Bolivia                                      1,971                  1,459                    3,838                2,585
     Canada                                       4,973                      -                    5,803                    -
     Total                                       18,953                 13,166                   32,253               24,417

  Total MBOE                                      8,524                  6,853                   15,821               13,220

Average price:
  Oil (per Bbl) -
     U.S.                                       $ 24.75  (c)           $ 22.33  (d)             $ 25.22  (c)         $ 23.32  (d)
     Argentina                                    23.12  (c)             26.66                    24.56  (c)           26.93
     Ecuador                                      19.30                  22.39                    18.53                23.26
     Bolivia                                      20.32                  27.65                    25.16                27.61
     Canada                                       24.30                      -                    24.59                    -
     Total                                        23.67  (c)             24.34  (d)               24.50  (c)           24.94  (d)

  Gas (per Mcf) -
     U.S.                                       $  6.25                $  3.31                  $  7.03              $  2.86
     Argentina                                     1.38                   1.82                     1.41                 1.85
     Bolivia                                       1.74                   1.65                     1.85                 1.54
     Canada                                        3.51                      -                     3.71                    -
     Total                                         4.30                   2.87                     4.94                 2.56

--------------

(a) Total production for the three months and six months ended June 30, 2001, before the impact of changes in inventories was 5,452 MBbls (Argentina - 2,551 MBbls, Ecuador - 349 MBbls, Bolivia - 31 MBbls) and 10,615 MBbls (Argentina - 5,095 MBbls, Ecuador - 699 MBbls, Bolivia - 56 MBbls), respectively.

(b) Total production for the three months and six months ended June 30, 2000, before the impact of changes in inventories was 4,792 MBbls (Argentina - 2,274 MBbls, Ecuador - 244 MBbls, Bolivia - 25 MBbls) and 9,557 MBbls (Argentina - 4,492 MBbls, Ecuador - 549 MBbls, Bolivia - 44 MBbls), respectively.

(c) Reflects the impact of oil hedges which increased the three months and six months ended June 30, 2001, U.S., Argentina and total average oil prices per Bbl by $0.57, $0.57 and $0.50, and $0.60, $1.22 and $0.84, respectively.

(d) Reflects the impact of oil hedges which decreased the three months and six months ended June 30, 2000, U.S. and total average oil prices per Bbl by $2.93 and $1.41 and $2.06 and $1.01, respectively.